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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

PARKVALE FINANCIAL CORPORATION
(Name of Issuer)
Common Stock ($1.00 par value)
(Title of Class of Securities)
701492 10 0
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	701492 10 0	Page	2	of	4

1	NAMES OF REPORTING PERSONS: Robert J. McCarthy, Jr.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		175,401 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		305,498 shares

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		93,379 shares

WITH:	8	SHARED DISPOSITIVE POWER:

387,520 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

490,899 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

8.54%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No. 701492 10 0	13G	Page 3 of 4 Pages

Item 1(a)	Name of Issuer:	Parkvale Financial Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:	4220 William Penn Highway Monroeville, PA 15146

Item 2(a)	Name of Person Filing:	Robert J. McCarthy, Jr.
Director, Vice Chairman,
President and
Chief Executive Officer of Issuer

Item 2(b)	Address of Principal Business Office:	Parkvale Financial Corporation
4220 William Penn Highway
Monroeville, PA 15146

Item 2(c)	Citizenship:	United States

Item 2(d)	Title of Class of Securities:	Common Stock, par value $1.00 per share

Item 2(e)	CUSIP Number:	701492 10 0

Item 3	This Statement is Filed Pursuant to Rule 13d-1(c)

Item 4	Ownership:

(a)	Robert J. McCarthy, Jr. (“the Reporting Person”) beneficially owns 480,899 shares of the Common Stock, par value $1.00, of Parkvale Financial Corporation (“the Issuer”).
(b)	The 480,899 shares held by the Reporting Person represents 8.54% of the class.
(c)	Number of shares as to which person has:
(i) Sole power to vote or to direct the vote 175,401
(ii) Shared power to vote or to direct the vote 305,498
(iii) Sole power to dispose or to direct the disposition of 93,379
(iv) Shared power to dispose or to direct the disposition of 387,520
The 175,401 shares as to which the Reporting Person has sole voting power include 60,430 shares allocated under the Issuer’s Employee Stock Ownership Plan (ESOP), 21,592 shares allocated under the Issuer’s Supplemental Executive Benefit Plan (SEBP), 17,254 shares that are held by the Reporting Person as custodial for his children and 76,125 shares that may be received upon exercise of currently exercisable stock options. The 305,498 shares as to which the reporting Person has shared power to vote or direct the vote include 173,110 shares held jointly with the Reporting Person’s spouse, 22,675 shares allocated under the Issuer’s Deferred Compensation Plan (DCP), 40,646 shares allocated under the issuer’s Executive Deferred Compensation Plan (EDCP) and 69,067 allocated under the Issuer’s Deferred Compensation Agreement (DCA). The 387,520 shares as to which the Reporting Person has shared power to dispose or direct the disposition of include 173,110 shares held jointly with the Reporting Person’s spouse, 60,430 shares allocated under the ESOP, 21,592 shares allocated under the SEBP, 22,675 shares allocated under the DCP, 40,646 shares allocated under the EDCP, 69,067 allocated under the DCA, 5,633 shares of which were acquired on January 2, 2006.

CUSIP NO. 70149210 0	13G	Page 4 of 4 Pages

Item 5	Ownership of Five Percent or Less of a Class:
Not Applicable

Item 6	Ownership of More than Five Percent on behalf of Another Person:
Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security
Being Reported on by the Parent Holding Company or Control Person:
Not Applicable

Item 8	Identification and Classification of Member of the Group:
Not Applicable

Item 9	Notice of Dissolution of Group:
Not Applicable

Item 10	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Signature
After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 13, 2006

By:	/s/ Robert J. McCarthy, Jr.
Robert J. McCarthy, Jr.